SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stellus Private Credit BDC
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share	N/A
(Title of class of securities)	(CUSIP number)

4400 Post Oak Parkway, Suite 2200
Houston, Texas 77027
(713) 292-5400

with copies to:
The Phoenix Insurance Company Ltd.
Derech Hashalom 53, Givataim 53454, Israel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A

1	NAME OF REPORTING PERSON: Shotfut Ashrai Lo Sachir - Phoenix Amitim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Other OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,683,207
	8	SHARED VOTING POWER: 2,319,559
	9	SOLE DISPOSITIVE POWER: 1,683,207
	10	SHARED DISPOSITIVE POWER: 2,319,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,683,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.22%*
14	TYPE OF REPORTING PERSON: PN

*All percentages of ownership of the Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”) by Reporting Persons presented in this amendment to Schedule 13D/A are based on an aggregate of 6,182,924Common Shares as of the day of this report.

CUSIP No. N/A

1	NAME OF REPORTING PERSON: The Phoenix Insurance Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Other OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 297,036
	8	SHARED VOTING POWER: 2,319,559
	9	SOLE DISPOSITIVE POWER: 297,036
	10	SHARED DISPOSITIVE POWER: 2,319,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 297,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.80%*
14	TYPE OF REPORTING PERSON: CO

*All percentages of ownership of the Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”) by Reporting Persons presented in this amendment to Schedule 13D/A are based on an aggregate of 6,182,924Common Shares as of the day of this report.

1	NAME OF REPORTING PERSON: Phoenix Invest Direct Lending LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Other OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 339,316
	8	SHARED VOTING POWER: 2,319,559
	9	SOLE DISPOSITIVE POWER: 339,316
	10	SHARED DISPOSITIVE POWER: 2,319,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 339,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.80%*
14	TYPE OF REPORTING PERSON: PN

*All percentages of ownership of the Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”) by Reporting Persons presented in this amendment to Schedule 13D/A are based on an aggregate of 6,182,924 Common Shares as of the day of this report.

CONTINUATION PAGES TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“the Amendment”) is being filed by Shotfut Ashrai Lo Sachir - Phoenix Amitim (“Shotfut Ashari”),The Phoenix Insurance Company Ltd. (“The Phoenix”) and Phoenix Invest Direct Lending LP (“Phoenix Invest”)(collectively, the “Reporting Persons” and each, a “Reporting Person”) to report the acquisition of Common Shares of Stellus Private Credit BDC. (the “Issuer”).

As a result of the relationships of Shotfut Ashari and Phoenix Invest with The Phoenix, it is possible that Shotfut Ashari and Phoenix Invest may be deemed members of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), with The Phoenix.

The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as an exhibit hereto. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Amendment.

Item 2.          Identity and Background.

Item 2 is amended in relevant parts as follows:

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Phoenix Invest Direct Lending LP	Derech Hashalom 53, Givataim 53454, Israel	A limited partnership that is part of the structure of Phoenix Invest Varied Debt Strategies L.P., an investment fund investing in non-tradeable debt	Israel

During the last five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of Phoenix Invest.

As a result of the relationships of Shotfut Ashari and Phoenix Invest with The Phoenix, it is possible that Shotfut Ashari and Phoenix Invest may be deemed members of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), with The Phoenix.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is amended in relevant parts as follows:

On May 10, 2023, Phoenix Invest acquired  339,316 Common Shares from the Issuer for the amount of $5,000,000. Phoenix Invest funded these purchases using capital from long term savings of OPM (Other People Money) investments.

Item 5.          Interest in Securities of the Issuer.:

Item 5 is amended in relevant parts as follows:

The information below is based on an aggregate of 6,182,924 Common Shares issued and outstanding as of the day of this report.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended in relevant parts as follows:

The Phoenix Invest is a limited partnership, its general partner is The Phoenix Capital Ltd., an Israeli company. All the Reporting Persons are under the control of The Phoenix Holdings Ltd. (TASE: PHOE).

Item 7.          Material to be Filed as Exhibits.

Exhibit	Description

99.3	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 18, 2023

SHOTFUT ASHRAI LO SACHIR - PHOENIX AMITIM	/s/ Eli Schwartz
Name: Eli Schwartz
Title: Deputy CEO, CFO, Head of Finance
/s/ Haggai Schreiber
Name: Haggai Schreiber
Title: Chief Investments Officer, Deputy CEO

THE PHOENIX INSURANCE COMPANY LTD.	/s/ Eli Schwartz
Name: Eli Schwartz
Title: Deputy CEO, CFO, Head of Finance
/s/ Haggai Schreiber
Name: Haggai Schreiber
Title: Chief Investments Officer, Deputy CEO

Phoenix Invest Direct Lending LP	/s/ Stuart Schapiro
Name: Stuart Schapiro
Title: Director

/s/ _Alex Shchuchensky
Name: Alex Shchuchensky
Title: CPA